Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Castor Maritime Inc. (“Castor”) for the nine-month periods ended September 30, 2022, and September 30, 2023. Unless otherwise specified herein, references to the “Company”, “we”, “our” and “us” or similar terms shall include Castor and its wholly owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors” in our Annual Report for the year ended December 31, 2022 (the “2022 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 8, 2023. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our 2022 Annual Report. Unless otherwise defined herein, capitalized terms and expressions used herein have the same meanings ascribed to them in the 2022 Annual Report.

Business Overview and Fleet Information

We are a growth-oriented global shipping company that was incorporated in the Republic of the Marshall Islands in September 2017 for the purpose of acquiring, owning, chartering and operating oceangoing cargo vessels. We are a provider of worldwide seaborne transportation services for dry bulk and container cargoes.

We currently operate a fleet consisting of 18 dry bulk carriers that engage in the worldwide transportation of commodities such as iron ore, coal, soybeans etc., with an aggregate cargo carrying capacity of 1.5 million dwt and an average age of 13.8 years and 2 containership vessels with an aggregate cargo carrying capacity of 0.1 million dwt and an average age of 18.1 years (together, our “Fleet”). The average age of our entire Fleet is 14.3 years. Our management reviews and analyzes operating results for our business over two reportable segments, (i) the Dry Bulk Segment, and (ii) the Containership Segment. On March 7, 2023, we completed the previously announced contribution of the subsidiaries constituting our Aframax/LR2 and Handysize tanker segments and Elektra Shipping Co. (the subsidiary formerly owning the M/T Wonder Arcturus, which was delivered to its new owners on July 15, 2022) to our then wholly owned subsidiary, Toro Corp. (“Toro”), in exchange for various issuances of stock by Toro and distribution of all common shares of Toro on a pro rata basis to our common shareholders (such transactions collectively, the “Spin-Off”).

Our dry bulk and containership fleets currently operate in the time charter market. Our commercial strategy primarily focuses on deploying our Fleet under a mix of period time charters and trip time charters according to our assessment of market conditions. Our aim is to periodically adjust the mix of these chartering arrangements to take advantage of the relatively stable cash flows and high utilization rates associated with period time charters or to profit from attractive spot charter rates in the trip charter market.

Until June 30, 2022, our Fleet was technically managed by Pavimar S.A. (“Pavimar”), a related party controlled by Ismini Panagiotidis, the sister of our Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder, Mr. Petros Panagiotidis, and commercially managed by Castor Ships S.A (“Castor Ships”), a company controlled by Mr. Panagiotidis. With effect from July 1, 2022, our vessels are technically and commercially managed by Castor Ships. Castor Ships has opted, with effect from the same date, to technically co-manage our dry-bulk fleet with Pavimar, whereas the technical management of our containerships are currently subcontracted to one third-party ship management company.

The following table summarizes key information about our Fleet as of the date of this report:

Fleet vessels:

Dry Bulk Carriers (1)
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date
Magic P	Panamax	76,453	2004	Japan	$7.35	02/21/2017
Magic Sun(2)	Panamax	75,311	2001	Korea	$6.71	09/05/2019
Magic Moon(3)	Panamax	76,602	2005	Japan	$10.20	10/20/2019
Magic Horizon	Panamax	76,619	2010	Japan	$12.75	10/09/2020
Magic Nova	Panamax	78,833	2010	Japan	$13.86	10/15/2020
Magic Orion	Capesize	180,200	2006	Japan	$17.50	03/17/2021
Magic Venus	Kamsarmax	83,416	2010	Japan	$15.85	03/02/2021
Magic Argo(4)	Kamsarmax	82,338	2009	Japan	$14.50	03/18/2021
Magic Nebula	Kamsarmax	80,281	2010	Korea	$15.45	05/20/2021
Magic Thunder	Kamsarmax	83,375	2011	Japan	$16.85	04/13/2021
Magic Eclipse	Panamax	74,940	2011	Japan	$18.48	06/07/2021
Magic Starlight	Kamsarmax	81,048	2015	China	$23.50	05/23/2021
Magic Vela	Panamax	75,003	2011	China	$14.50	05/12/2021
Magic Perseus	Kamsarmax	82,158	2013	Japan	$21.00	08/09/2021
Magic Pluto	Panamax	74,940	2013	Japan	$19.06	08/06/2021
Magic Mars	Panamax	76,822	2014	Korea	$20.40	09/20/2021
Magic Phoenix(5)	Panamax	76,636	2008	Japan	$18.75	10/26/2021
Magic Callisto(6)	Panamax	74,930	2012	Japan	$23.55	01/04/2022
Containerships(7)
Ariana A	2,700 TEU capacity Containership	38,117	2005	Germany	$25.00	11/23/22
Gabriela A	2,700 TEU capacity Containership	38,121	2005	Germany	$25.75	11/30/22

(1)    On March 13, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Rainbow for a gross sale price of $12.6 million. The vessel was delivered to its new owners on April 18, 2023. On June 2, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Twilight for a gross sale price of $17.5 million. The vessel was delivered to its new owners on July 20, 2023. For further information, please refer to Note 7(b) to our unaudited interim condensed consolidated financial statements, included elsewhere herein.

(2)    On October 6, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Sun for a gross sale price of $6.55 million. The vessel is expected to be delivered to its new owners during the fourth quarter of 2023. For further information, please refer to Note 19(a) to our unaudited interim condensed consolidated financial statements, included elsewhere herein.

(3)    On March 23, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Moon for a gross sale price of $13.95 million. On September 26, 2023, the Company announced that the previously announced sale of the M/V Magic Moon had been terminated following the buyer’s failure to take delivery of the vessel. See also Note 7(b) and 12(b) to our unaudited interim condensed consolidated financial statements, included elsewhere herein.

(4)    On September 22, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Argo for a gross sale price of $15.75 million. The vessel is expected to be delivered to its new owners during the fourth quarter of 2023. For further information, please refer to Note 7(b) to our unaudited interim condensed consolidated financial statements, included elsewhere herein.

(5)    On October 16, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Phoenix for a gross sale price of $14 million. The vessel is expected to be delivered to its new owners during the fourth quarter of 2023. For further information, please refer to Note 19(a) to our unaudited interim condensed consolidated financial statements, included elsewhere herein.

(6)   On January 4, 2022, our wholly owned subsidiary, Mickey Shipping Co., pursuant to a purchase agreement entered into on December 17, 2021, took delivery of the M/V Magic Callisto, a Japanese-built Panamax dry bulk carrier acquired from a third-party in which a family member of Petros Panagiotidis had a minority interest. The transaction was approved by a special committee of disinterested and independent directors of the Company.

(7)   On October 26, 2022, our wholly owned subsidiaries, Tom Shipping Co. and Jerry Shipping Co., entered into two separate agreements to each acquire a 2005 German-built 2,700 TEU containership vessel each, from two separate entities beneficially owned by family members of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. The terms of these transactions were negotiated and approved by a special committee of disinterested and independent directors of the Company.

We intend to continuously explore the market in order to identify further potential acquisition targets which will help us modernize our Fleet and develop our business. Our acquisition strategy has so far focused on secondhand dry bulk vessels and, recently, containerships, though we may acquire vessels in other sizes, age and/or sectors which we believe offer attractive investment opportunities, subject to the parameters set out in certain resolutions passed by our board of directors in connection with the Spin-Off. We may also opportunistically dispose of vessels and may engage in such acquisitions and disposals at any time and from time to time.

Recent Developments

Please refer to Note 19 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after September 30, 2023.

Operating results

Important measures and definitions for analyzing our results of operations

Our management uses the following metrics to evaluate our operating results, including the operating results of our segments, and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues are generated mainly from time charters. Vessels operating on time charters for a certain period provide more predictable cash flows over that period. Total vessel revenues are affected by the number of vessels in our Fleet, hire rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market.

For further discussion of vessel revenues, please refer to Note 14 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Voyage expenses. Our voyage expenses primarily consist of brokerage commissions paid in connection with the chartering of our vessels. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. and occasionally of bunker expenses. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and other expenses, including ship management fees. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing Fleet operating expenses by the Ownership Days for the relevant period.

Off-hire. The period a vessel in our Fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry- dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on vessels in our Fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry- dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our Fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire days and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels.

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

-          The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping industries in which we operate;

-          The cyclical nature of the shipping industry in general and its impact on charter rates and vessel values;

-         The successful implementation of the Company’s business strategy, including our ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement our business strategy;

-          The global economic growth outlook and trends;

-          Economic, regulatory, political and governmental conditions that affect shipping and the dry bulk and container industries, including international conflict or war (or threatened war), such as between Russia and Ukraine and in Israel and the surrounding region;

-          The employment and operation of our Fleet including the utilization rates of our vessels;

-         Our ability to successfully employ our vessels at economically attractive rates and our strategic decisions regarding the employment mix of our Fleet as our charters expire or are otherwise terminated;

-        Management of the financial, general and administrative elements involved in the conduct of our business and ownership of our Fleet, including the effective and efficient technical management of our Fleet by our head and sub-managers, and their suppliers;

-         The number of customers who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

-        Our ability to maintain solid working relationships with our existing customers and our ability to increase the number of our charterers through the development of new working relationships;

-          The reputation and safety record of our manager and/or sub-managers for the management of our vessels;

-          Dry-docking and special survey costs and duration, both expected and unexpected;

-          The level of any distribution on all classes of our shares;

-          Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants;

-          Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

-          Major outbreaks of diseases (such as COVID-19) and governmental responses thereto.

-         The Company currently has investments in listed equity securities. Investments in listed equity securities are subject to market risk and price volatility, and our results may be adversely affected by the realization of losses upon disposition of investments or the recognition of significant unrealized losses during the holding period of these investments.

Employment and operation of our Fleet

Another factor that impacts our profitability is the employment and operation of our Fleet. The profitable employment of our Fleet is highly dependent on the levels of demand and supply in the shipping industries in which we operate, our commercial strategy including the decisions regarding the employment mix of our Fleet, as well as our managers’ ability to leverage our relationships with existing or potential customers. The effective operation of our Fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our Fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards, and performing the necessary audit for the vessels within the six months of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.

See also “Item 3. Key Information—D. Risk Factors” in our 2022 Annual Report. Because many of these factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Results of Operations

Following the completion of the Spin-Off, the historical results of operations and the financial position of Toro Corp. and Aframax/LR2 and Handysize segments for periods prior to the Spin-Off are presented as discontinued operations. For information on our discontinued operations, see Note 3 to the unaudited interim condensed consolidated financial statements.

Consolidated Results of Operations
Nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022

(In U.S. Dollars, except for number of share data)	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2023	Change- amount
Total vessel revenues	$118,920,093	$71,151,984	$47,768,109
Expenses:
Voyage expenses (including commissions to related party)	(2,147,721)	(3,970,433)	1,822,712
Vessel operating expenses	(30,950,947)	(31,818,005)	867,058
Management fees to related parties	(4,779,000)	(5,448,799)	669,799
Depreciation and amortization	(13,391,867)	(17,225,392)	3,833,525
General and administrative expenses (including costs from related party)	(4,403,724)	(4,402,153)	1,571
Gain on sale of vessel	-	6,278,454	6,278,454
Operating income	$63,246,834	$14,565,656	$48,681,178
Interest and finance costs, net	(4,477,446)	(6,618,695)	2,141,249
Other income/ (expenses) (1)	180,121	(11,558,623)	11,738,744
Income taxes	(252,474)	(98,906)	153,568
Net income / (loss) and comprehensive income / (loss) from continuing operations, net of taxes	$58,697,035	$(3,710,568)	$62,407,603
Net income and comprehensive income from discontinued operations, net of taxes	$26,182,107	$17,339,332	$8,842,775
Net income and comprehensive income	$84,879,142	$13,628,764	$71,250,378
Dividend on Series D Preferred Shares	-	(381,944)	381,944
Deemed dividend on Series D Preferred Shares	-	(73,023)	73,023
Net income attributable to common shareholders	$84,879,142	13,173,797	71,705,345
Earnings / (loss) per common share, basic and diluted, continuing operations	$0.62	$(0.04)
Earnings per common share, basic and diluted, discontinued operations	$0.28	$0.18
Earnings per common share, basic and diluted, Total	$0.90	$0.14
Weighted average number of common shares, basic and diluted	94,610,088	95,403,071

(1)      Includes aggregated amounts for foreign exchange losses / (gains), unrealized losses / (gains) from equity securities and other income, as applicable in each period.

Total vessel revenues – Total vessel revenues decreased to $71.2 million in the nine months ended September 30, 2023, from $118.9 million in the same period of 2022. This decrease was largely driven by the drop in prevailing charter rates of our dry bulk vessels. During the nine-months ended September 30, 2023, our fleet earned on average a Daily TCE Rate of $11,698, compared to an average Daily TCE Rate of $21,823 earned during the same period in 2022. The decrease has been partly offset by the net increase in our Available Days from 5,351 days in the nine months ended September 30, 2022, to 5,743 days in the nine months ended September 30, 2023, following the acquisition of the two containerships that were delivered to the Company in November 2022. This increase was partially offset by the sales to unaffiliated third-parties of the (i) M/V Magic Rainbow on April 18, 2023 and (ii) M/V Magic Twilight on July 20, 2023. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses – Voyage expenses increased by $1.9 million, to $4.0 million in the nine months ended September 30, 2023, from $2.1 million in the corresponding period of 2022. This increase in voyage expenses is mainly associated with the decrease of gain on bunkers by $3.6 million partly offset by: (i) decreased bunkers consumption and (ii) decreased brokerage commission expenses, corresponding to the decrease in vessel revenues discussed above.

Vessel operating expenses – The increase in operating expenses by $0.8 million, to $31.8 million in the nine months ended September 30, 2023, from $31.0 million in the same period of 2022 mainly reflects the increase in the Ownership Days of our Fleet Days to 5,767 days in the nine-months ended September 30, 2023, from 5,456 days in the same period in 2022, partially offset by a decrease in repairs, spares and maintenance costs for certain of our dry bulk vessels. This variation is primarily attributable to the acquisition of the two containerships.

Management fees – On July 28, 2022, we entered into an amended and restated master management agreement with Castor Ships, with effect from July 1, 2022, (the “Amended and Restated Master Management Agreement”), which, among other things, increased management fees payable to Castor Ships. Our vessel owning subsidiaries each also entered into new ship management agreements with Castor Ships. See Note 4(a) to our unaudited interim condensed consolidated financial statements included elsewhere herein for further details on such amended agreements. Management fees in the nine months ended September 30, 2023, amounted to $5.5 million, whereas, in the same period of 2022, management fees totaled $4.8 million. This increase in management fees is due to (i) the acquisition of two containerships, resulting in an increase in the total number of Ownership Days for which our managers charged us a daily management fee, as well as (ii) the adjustment of management fees under the Amended and Restated Master Management Agreement for inflation effected on July 1, 2023.

Depreciation and amortization –Depreciation and amortization expenses are comprised of vessels’ depreciation and the amortization of vessels’ capitalized dry-dock costs. Depreciation expenses increased to $15.5 million in the nine months ended September 30, 2023, from $12 million in the same period of 2022 as a result of the increase in the Ownership Days of our Fleet following the acquisition of the two containerships, offset by a decrease of $0.3 million in depreciation expense of dry bulk vessels, relating to vessels sold. Dry-dock and special survey amortization charges amounted to $1.7 million for the nine months ended September 30, 2023, compared to a charge of $1.4 million in the respective period of 2022. This variation in dry-dock amortization charges primarily resulted from the increase in the number of dry docks that our dry bulk fleet underwent throughout the year ended December 31, 2022, which resulted in an increase in aggregate amortization days to 1,855 days in the nine months ended September 30, 2023, from 1,431 days in the nine months ended September 30, 2022.

General and administrative expenses – General and administrative expenses in the nine months ended September 30, 2023 and 2022, amounted to $4.4 million in both periods. During the nine month period ended September 30, 2023, there has been an increase in our administrative fees under the Amended and Restated Master Management Agreement by $0.9 million, offset by $0.9 million of corporate fees primarily related to the Spin-Off that occurred during the nine months period ended September 30, 2022.

Gain on sale of vessel - On April 18, 2023, we concluded the sale of the M/V Magic Rainbow which we sold, pursuant to an agreement dated March 13, 2023, for cash consideration of $12.6 million. The sale resulted in net proceeds to the Company of $11.4 million and the Company recording a net gain on the sale of $3.1 million. On July 20, 2023, we concluded the sale of the M/V Magic Twilight, sold pursuant to an agreement dated June 2, 2023 for cash consideration of $17.5 million. The sale resulted in net proceeds to the Company of $16.6 million and the Company recording a net gain on the sale of $3.15 million.

Interest and finance costs, net – The increase by $2.1 million to $6.6 million in net interest and finance costs in the nine months ended September 30, 2023, as compared with $4.5 million in the same period of 2022, is mainly due to the increase of the weighted average interest rate on our debt from 4.5% in the nine months ended September 30, 2022, to 8.4% in the nine months ended September 30, 2023, further affecting our interest and finance costs, partly offset by an increase in interest we earned from time deposits due to increased interest rates. Our weighted average indebtedness decreased from $131.5 million in the nine months ended September 30, 2022 to $123.6 million in the nine months ended September 30, 2023.

Other income/(expenses) – Other expenses in the nine months ended September 30, 2023 amounted to $11.6 million and mainly include unrealized loss of $13.5 million from revaluing our investments in listed equity securities at period end market rates. We did not hold any investment in equity securities during the nine months period ended September 30, 2022. Other expenses in the nine months ended September 30, 2023 are partially offset by dividend income on equity securities of $1.2 million and dividend income from our investment in 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro of $0.8 million.

Net income from discontinued operations – Net income from discontinued operations decreased by $8.8 million to $17.4 million in the period from January 1 through March 7, 2023, as compared to $26.2 million in the nine months ended September 30, 2022.

Discontinued Operations

An analysis of the amounts recorded in respect of discontinued operations in the period from January 1 through March 7, 2023, and in the nine months ended September 30, 2022, respectively are presented as follows:

	Nine Months Ended September 30, 2022	January 1 through March 7, 2023
REVENUES:
Time charter revenues	11,981,904	914,000
Voyage charter revenues	45,927,552	7,930
Pool revenues	15,951,024	22,447,344
Total vessel revenues	73,860,480	23,369,274

EXPENSES:
Voyage expenses (including commissions to related party)	(26,031,974)	(374,396)
Vessel operating expenses	(15,905,448)	(3,769,132)
Management fees to related parties	(2,115,900)	(507,000)
Depreciation and amortization	(5,440,750)	(1,493,759)
Recovery of provision for doubtful accounts	—	266,732
Gain on sale of vessel	3,222,631	—
Total expenses	(46,271,441)	(5,877,555)

Operating income	27,589,039	17,491,719

OTHER INCOME/ (EXPENSES):
Interest and finance costs	(629,019)	(220,061)
Interest income	26,545	253,165
Foreign exchange losses	(6,651)	(11,554)
Total other (expenses)/income, net	(609,125)	21,550

Net income and comprehensive income from discontinued operations, before taxes	$26,979,914	$17,513,269
Income taxes	(797,807)	(173,937)
Net income and comprehensive income from discontinued operations, net of taxes	$26,182,107	$17,339,332

Segment Results of Operations

Nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022 —Dry Bulk Segment

(In U.S. Dollars)	Nine months ended September 30, 2022	Nine months ended September 30, 2023	Change- amount
Total vessel revenues	$118,920,093	$60,508,493	$58,411,600
Expenses:
Voyage expenses (including commissions to related party)	(2,147,721)	(3,453,050)	1,305,329
Vessel operating expenses	(30,950,947)	(27,742,577)	3,208,370
Management fees to related parties	(4,779,000)	(4,932,525)	153,525
Depreciation and amortization	(13,391,867)	(13,244,126)	147,741
Gain on sale of vessel	-	6,278,454	6,278,454
Operating income (1)	$67,650,558	$17,414,669	$50,235,889

(1)	Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Total vessel revenues

Total vessel revenues for our dry bulk fleet, decreased to $60.5 million in the nine months ended September 30, 2023, from $118.9 million in the same period of 2022. This decrease was largely driven by the weaker charter hire rates that our dry bulk fleet earned in the nine months ended September 30, 2023 as compared with those earned during the same period of 2022 as, during the nine-months ended September 30, 2023, our dry bulk fleet earned on average a Daily TCE Rate of $10,928, compared to an average Daily TCE Rate of $21,823 earned during the same period in 2022. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses increased to $3.5 million in the nine months ended September 30, 2023, from $2.1 million in the corresponding period of 2022. This increase in voyage expenses is mainly associated with the decrease of gain on bunkers counterbalanced by the (i) decreased bunkers consumption and (ii) decreased brokerage commission expenses, corresponding to the decrease in vessel revenues discussed above.

Vessel operating expenses

The decrease in operating expenses for our dry bulk fleet by $3.3 million, to $27.7 million in the nine months ended September 30, 2023, from $31.0 million in the same period of 2022, mainly reflects the decrease in repairs, spares and maintenance costs for certain of our dry bulk vessels and the decrease in ownership days from 5,456 days in the nine-month period ended September 30, 2022 to 5,221 days in the nine month period ended September 30, 2023, following the sales of the M/V Magic Rainbow and M/V Magic Twilight on April 18, 2023 and July 20, 2023, respectively.

Management fees

Management fees for our dry bulk fleet in the nine months ended September 30, 2023, amounted to $4.9 million, whereas in the same period of 2022 management fees totaled $4.8 million. This increase in management fees is due to the adjustment of management fees for inflation effective July 1, 2023, offset by decreased Ownership Days due to the sale of the vessels mentioned above.

Depreciation and amortization

Depreciation expenses for our dry bulk fleet in the nine months ended September 30, 2023, and 2022, amounted to $11.7 million and $12.0 million, respectively. The decrease reflects (i) the decrease in the Ownership Days of our dry bulk segment days to 5,221 days in the nine-months ended September 30, 2023, from 5,456 days in the same period in 2022, due to the sales of the M/V Magic Rainbow and M/V Magic Twilight, and (ii) the effect of classifying the M/V Magic Argo as held for sale for which depreciation was not recorded during the period in which this vessel was classified as held for sale. Dry-dock and special survey amortization charges increased to $1.5 million in the nine months ended September 30, 2023, from $1.4 million in the same period of 2022. The $0.1 million increase in Dry-dock and special survey amortization charges in the periods discussed is due to the increase in the number of dry docks that our dry bulk fleet underwent in late 2022, which resulted in an increase in aggregate amortization days from 1,431 days in the nine months ended September 30, 2022, to 1,710 days in the same period of 2023.

Gain on sale of vessel

On April 18, 2023, we concluded the sale of the M/V Magic Rainbow which we sold, pursuant to an agreement dated March 13, 2023, for cash consideration of $12.6 million. The sale resulted in net proceeds to the Company of $11.4 million and the Company recording a net gain on the sale of $3.1 million. On July 20, 2023, we concluded the sale of the M/V Magic Twilight which we sold pursuant to an agreement dated June 2, 2023 for cash consideration of $17.5 million. The sale resulted in net proceeds to the Company of $16.6 million and the Company recording a net gain on the sale of $3.15 million.

Nine months ended September 30, 2023 — Containership Segment

We entered the containership business in the fourth quarter of 2022 and, accordingly, no comparative financial information exists for the nine months ended September 30, 2022.

(In U.S. Dollars)	Nine months ended September 30, 2023
Total vessel revenues	10,643,491
Expenses:
Voyage expenses (including commissions to related party)	(517,383)
Vessel operating expenses	(4,075,428)
Management fees to related parties	(516,274)
Depreciation and amortization	(3,981,266)
Operating income(1)	$1,553,140

(1)	Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Total vessel revenues

Total vessel revenues for our containership segment amounted to $10.6 million in the nine months ended September 30, 2023. During the nine months ended September 30, 2023, we owned on average two containerships over the calendar period that earned a Daily TCE Rate of $19,399. During the period in which we owned them, both our containerships were engaged in period time charters. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for our containership segment amounted to $0.5 million in the nine months ended September 30, 2023, mainly comprising of brokerage commissions.

Vessel operating expenses

Operating expenses for our containership segment amounted to $4.1 million in the nine months ended September 30, 2023, and mainly comprised of crew wages, spares, repairs and maintenance costs and lubricants’ consumption costs.

Management fees

Management fees for our containership segment amounted to $0.5 million in the nine months ended September 30, 2023, pursuant to the Amended and Restated Master Management Agreement.

Depreciation and Amortization

Depreciation expenses and amortization expenses for our containership segment amounted to $3.8 million and $0.2 million respectively in the nine months ended September 30, 2023.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of proceeds from equity offerings, borrowings in debt transactions and cash generated from operations. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying certain minimum liquidity restrictions contained in our credit facilities. In accordance with our business strategy, other liquidity needs may relate to funding potential investments in additional vessels or businesses and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

As of September 30, 2023, and December 31, 2022, we had cash and cash equivalents of $85.8 million and $100.6 million (which excludes $9.2 million of restricted cash in both periods under our debt agreements), respectively. Cash and cash equivalents are primarily held in U.S. dollars.

As of September 30, 2023, we had $102.3 million of gross indebtedness outstanding under our debt agreements, of which $19.5 million, matures in the twelve-month period ending September 30, 2024. As of September 30, 2023, we were in compliance with all the financial and liquidity covenants contained in our debt agreements.

Working capital is equal to current assets minus current liabilities. As of September 30, 2023, we had a working capital surplus of $138.9 million as compared to a working capital surplus of $114.9 million as of December 31, 2022.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this report, will be sufficient to fund the operations of our Fleet, meet our working capital and capital expenditures requirements and service the principal and interest on our debt for that period.

As of September 30, 2023, we did not have any commitments for capital expenditures related to vessel acquisitions.

Our Borrowing Activities

Please refer to Note 8 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for information regarding our borrowing activities as of September 30, 2023.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing, and financing activities and our cash, cash equivalents and restricted cash for the nine- month periods ended September 30, 2022, and 2023:

	Nine months ended September 30,
(in thousands of U.S. Dollars)	2022	2023
Net cash provided by operating activities from continuing operations	$63,352,297	$11,170,691
Net cash used in investing activities from continuing operations	(22,956,411)	(40,976,112)
Net cash provided by financing activities from continuing operations	36,931,145	14,977,296
Net cash provided by operating activities from discontinued operations	13,917,491	20,409,041
Net cash provided by/(used in) investing activities from discontinued operations	11,857,255	(153,861)
Net cash used in financing activities from discontinued operations	(2,375,000)	(62,734,774)
Cash, cash equivalents and restricted cash at beginning of period	43,386,468	152,307,420
Cash, cash equivalents and restricted cash at end of period	$144,113,245	$94,999,701

Operating Activities (from continuing operations):

For the nine-month period ended September 30, 2023, net cash provided by operating activities amounted to $11.2 million, consisting of net loss of $3.7 million, non-cash adjustments related to depreciation and amortization of $17.2 million, aggregate gain on sale of the M/V Magic Rainbow and M/V Magic Twilight, of $6.3 million, amortization of deferred finance charges of $0.7 million, amortization of fair value of acquired charters of $1.8 million, unrealized loss of $13.5 million from revaluing our investments in listed equity securities at period end market rates, and a net increase of $10.3 million in working capital, which mainly derived from (i) decrease in accounts payable by $2.0 million, (ii) decrease in accrued liabilities by $1.6 million and (iii) increase in ‘Due from/to related parties’ by $5.6 million.

For the nine-month period ended September 30, 2022, net cash provided by operating activities amounted to $63.4 million, consisting of net income of $58.7 million, non-cash adjustments related to depreciation and amortization of $13.4 million, amortization of deferred finance charges of $0.6 million and a net increase of $7.7 million in working capital.

Investing Activities (from continuing operations):

 For the nine-months ended September 30, 2023, net cash used in investing activities amounted to $41.0 million mainly reflecting the cash outflows of $72.0 million associated with the purchase and sale of equity securities and $0.2 million used for other capital expenditures relating to our Fleet, offset by the net proceeds from the sale of the M/V Magic Rainbow and M/V Magic Twilight of $28.0 million and the advance deposit of $3.2 million received relating to the sale of the M/V Magic Argo. Please also refer to Notes 9 and 7 of our unaudited interim consolidated financial statements included elsewhere in this report for a more detailed discussion.

On June 30, 2023, we filed a Schedule 13G reporting that we hold 1,391,500 shares of common stock of Eagle Bulk Shipping Inc. (“Eagle”), representing 14.99% of the issued and outstanding shares of common stock of Eagle as of June 23, 2023. Please refer to Note 9 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for further information regarding our investment.

For the nine-months ended September 30, 2022, net cash used in investing activities amounting to $23 million mainly reflects the cash outflows associated with our vessel acquisitions, as discussed in more detail in the 2022 Annual Report.

Financing Activities (from continuing operations):

For the nine months ended September 30, 2023, net cash provided by financing activities amounted to $15.0 million, mainly relating to (i) $49.9 million of net proceeds following the issuance of Series D Preferred Shares, (ii) $2.7 million cash reimbursement from Toro relating to the Spin-Off expenses incurred by us on Toro’s behalf during 2022 and up to the completion of the Spin-Off and (iii) $0.6 million of net proceeds under our at-the-market common share offering program dated May 23, 2023, as offset by the $38.2 million of period scheduled principal repayments under our existing secured credit facilities and early prepayments due to sale of vessels. Please also refer to Notes 4, 8 and 10 of our unaudited interim consolidated financial statements included elsewhere in this report for a more detailed discussion.

For the nine months ended September 30, 2022, net cash provided by financing activities amounted to $36.9 million and relates to the $54.3 million net proceeds from the $55.0 million secured term loan facility that we entered into in January 2022 (as discussed in more detail in the 2022 Annual Report), as offset by (i) $17.3 million of period scheduled principal repayments under our existing secured credit facilities and (ii) $0.1 million of expenses paid in connection with our then effective at-the-market common shares offering program.

Equity price risk

Due to the Company’s investments in listed equity securities carried at fair value, equity price fluctuations represent a market risk factor affecting the Company’s consolidated financial position. The carrying values of investments subject to equity price risks are based on quoted market prices or, if not actively traded, management’s estimate of fair value as of the balance sheet date. Market prices fluctuate, and the amount realized in the subsequent sale of an investment may differ significantly from the reported fair value.

The following table summarizes the Company’s equity price risks in securities recorded at fair value on a recurring basis as of September 30, 2023, and shows the effects of a hypothetical 25 percent increase and a 25 percent decrease in market prices.

(U.S. dollars in thousands)	Fair Value at September 30, 2023	Hypothetical Percentage Change	Estimated Fair Value After Hypothetical Price Change	Estimated Increase /(Decrease) in Net Income/(Loss) (1)
Equity securities at fair value	$58,484,745	25% increase	$73,105,931	$14,621,186
		25% decrease	$43,863,559	$(14,621,186)

(1)	Changes in unrealized gains and losses on listed equity securities at fair value are included in earnings in the unaudited condensed consolidated statements of comprehensive income.

The selected hypothetical changes do not reflect what could be considered best- or worst-case scenarios. Results could be significantly different due to both the nature of markets and the concentration of the Company’s investment portfolio.

Critical Accounting Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5.E. Critical Accounting Estimates” in our 2022 Annual Report. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, included elsewhere in this report, “Item 18. Financial Statements” in our 2022 Annual Report and more precisely “Note 2. Summary of Significant Accounting Policies” of our consolidated financial statements included elsewhere in our 2022 Annual Report.

APPENDIX A

Non-GAAP Financial Information

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies. The following table reconciles the calculation of the Daily TCE Rate for our fleet to Total vessel revenues for the periods presented (amounts in U.S. dollars, except for Available Days):

Reconciliation of Daily TCE Rate to Total vessel revenues

	Nine-months ended September 30,	Nine-months ended September 30,
	2022	2023
Total vessel revenues	$118,920,093	$71,151,984
Voyage expenses -including commissions to related party	(2,147,721)	(3,970,433)
TCE revenues	$116,772,372	$67,181,551
Available Days	5,351	5,743
Daily TCE Rate	$21,823	$11,698

Reconciliation of Daily TCE Rate to Total vessel revenues — Containership Segment

Nine-months ended September 30,
2023
Total vessel revenues	$10,643,491
Voyage expenses - including commissions to related party	(517,383)
TCE revenues	$10,126,108
Available Days	522
Daily TCE Rate	$19,399

Reconciliation of Daily TCE Rate to Total vessel revenues — Dry Bulk Segment

	Nine-months ended September 30,	Nine-months ended September 30,
	2022	2023
Total vessel revenues	$118,920,093	$60,508,493
Voyage expenses - including commissions to related party	(2,147,721)	(3,453,050)
TCE revenues	$116,772,372	$57,055,443
Available Days	5,351	5,221
Daily TCE Rate	$21,823	$10,928